SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   FORM 11-K



[ X ] Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934 [fee required] for the fiscal year ending December 31, 1994.

                                      OR


[   ] Transition report pursuant to section 15(d) of the Securities
Exchange Act of 1934 [no fee required]

Commission file number 1-652


A.    Full title of the Plan:

      EMPLOYEES' STOCK PURCHASE PLAN OF UNIVERSAL LEAF TOBACCO
      COMPANY, INCORPORATED AND DESIGNATED AFFILIATED COMPANIES

B. Name of the issuer of the securities held pursuant to the plan and the address of its principle executive office:


                             UNIVERSAL CORPORATION
                           1501 NORTH HAMILTON STREET
                           RICHMOND, VIRGINIA 23260
                                (804) 359-9311

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          EMPLOYEES' STOCK PURCHASE PLAN
                                          OF UNIVERSAL LEAF TOBACCO
                                          COMPANY, INCORPORATED AND
                                          DESIGNATED AFFILIATED COMPANIES


DATE:  June 26, 1995          /s/ Hartwell H. Roper
                              Hartwell H. Roper
                              SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                              Universal Leaf Tobacco Company, Inc.

                             FINANCIAL STATEMENTS
                          AND SUPPLEMENTAL SCHEDULES

                      EMPLOYEES' STOCK PURCHASE PLAN OF
                 UNIVERSAL LEAF TOBACCO COMPANY, INCORPORATED
                     AND DESIGNATED AFFILIATED COMPANIES

                   YEARS ENDED DECEMBER 31, 1994 AND 1993
                     WITH REPORT OF INDEPENDENT AUDITORS

                       Employees' Stock Purchase Plan of
                  Universal Leaf Tobacco Company, Incorporated
                      and Designated Affiliated Companies

                              Financial Statements
                           and Supplemental Schedules

                     Years ended December 31, l994 and 1993
                      with Report of Independent Auditors




                               TABLE OF CONTENTS


                                                                         Page

Report of Independent Auditors.............................................1

Financial Statements

Statements of Net Assets Available
 for Plan Benefits.........................................................2
Statement of Changes in Net Assets
 Available for Plan Benefits...............................................3
Notes to Financial Statements..............................................4


Supplemental Schedules                                               Schedules

Item 27a - Schedule of Assets Held for Investment Purposes..................1
Item 27d - Schedule of Reportable Transactions..............................2

                         Report of Independent Auditors

Human Resources and Retirement Committee,
Employees' Stock Purchase Plan of
Universal Leaf Tobacco Company, Incorporated and Designated Affiliated Companies

We have audited the accompanying statements of net assets available for plan benefits of the Employees' Stock Purchase Plan of Universal Leaf Tobacco Company, lncorporated and Designated Affiliated Companies (the
Plan) as of December 31, 1994 and 1993 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1994 and 1993, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1994, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                               /s/ Ernst & Young LLP

June 23, 1995

                       Employees' Stock Purchase Plan of
                  Universal Leaf Tobacco Company, Incorporated
                      and Designated Affiliated Companies

  Statements of Net Assets Available for Plan Benefits, With Fund Information

                                                     DECEMBER 31, 1994
                                                                     NON-PARTICIPANT
                                       PARTICIPANT DIRECTED             DIRECTED
                                 UNIVERSAL    LAWYERS TITLE             UNIVERSAL
                               CORPORATION    CORPORATION      FIXED   CORPORATION
                                  COMMON        COMMON        INCOME     COMMON
                                STOCK FUND    STOCK FUND       FUND    STOCK FUND       TOTAL
Common stock of Universal
  Corporation, at market:
  1,451,996 shares              $13,742,583    $      -    $      -    $15,116,047    $28,858,630

Common stock of Lawyers
  Title Corporation, at market:
  85,671 shares                           -     899,546           -              -        899,546

Investment in a fund consisting
  of guaranteed investment
  contracts; 579,105 units                -           -     579,105              -        579,105

Temporary cash investments            7,955                   3,198          8,750         19,903

Net assets available for plan
 benefits                       $13,750,538    $899,546    $582,303    $15,124,797    $30,357,184



                                                              DECEMBER 31, 1993
                                                                              NON-PARTICIPANT
                                          PARTICIPANT DIRECTED                   DIRECTED
                                  UNIVERSAL    LAWYERS TITLE                     UNIVERSAL
                                 CORPORATION    CORPORATION      FIXED         CORPORATION
                                    COMMON        COMMON        INCOME           COMMON
                                  STOCK FUND     STOCK FUND      FUND          STOCK FUND       TOTAL
Common stock of Universal
  Corporation, at market:
  1,564,804 shares              $19,411,766    $       -      $     -       $20,686,336      $40,098,102

Common stock of Lawyers
  Title Corporation, at market:
  115,965 shares                          -     2,101,866           -               -          2,101,866

Investment in a fund consisting
  of guaranteed investment
  contracts; 574,701 units                -            -        574,701               -          574,701

Temporary cash investments            2,146                       2,910           2,287            7,343
Net assets available for plan
  benefits                      $19,413,912    $2,101,866      $577,611     $20,688,623      $42,782,012


SEE ACCOMPANYING NOTES.

                       Employees' Stock Purchase Plan of
                  Universal Leaf Tobacco Company, Incorporated
                      and Designated Affiliated Companies

                  Statement of Changes in Net Assets Available
                    for Plan Benefits, With Fund Information



                                                                            YEAR ENDED DECEMBER 31, 1994
                                                                                     NON-PARTICIPANT
                                                    PARTICIPANT DIRECTED                 DIRECTED
                                          UNIVERSAL    LAWYERS TITLE                     UNIVERSAL
                                         CORPORATION    CORPORATION       FIXED         CORPORATION
                                           COMMON         COMMON         INCOME           COMMON
                                         STOCK FUND     STOCK FUND        FUND          STOCK FUND       TOTAL

Investment income:
  Net depreciation in market value
    of investments                      $ (4,349,808)    $  (762,615)    $       -     $ (4,640,344)    $  (9,752,767)
  Cash dividends                             685,636               -             -          741,866         1,427,502
  Interest                                     4,803               -        34,838            5,197            44,838
                                          (3,659,369)       (762,615)       34,838       (3,893,281)       (8,280,427)

Contributions and credit from
  forfeitures                              1,528,044               -        96,099        1,624,110         3,248,253
                                          (2,131,325)       (762,615)      130,937       (2,269,171)       (5,032,174)
Withdrawals and forfeitures of
  employees' accounts                     (3,550,868)       (399,665)     (126,245)      (3,315,876)       (7,392,654)

Transfer among funds                          18,819         (40,040)            -           21,221                 -

Net increase (decrease)                   (5,663,374)     (1,202,320)        4,692       (5,563,826)      (12,424,828)

Net assets available for plan benefits:
  December 31, 1993                       19,413,912       2,101,866       577,611       20,688,623        42,782,012

  December 31, 1994                     $ 13,750,538     $   899,546     $ 582,303     $ 15,124,797     $  30,357,184

SEE ACCOMPANYING NOTES.

                       Employees' Stock Purchase Plan of
                 Universal Leaf Tobacco Company, Incorporated
                      and Designated Affiliated Companies

                         Notes to Financial Statements

                    Years ended December 31, l994 and 1993


1. DESCRIPTION OF THE PLAN

A complete description of Plan provisions including those relating to vesting, withdrawals and distributions is contained in the Summary Plan Description and the Plan document which has been filed with the Securities and Exchange Commission. Copies of these documents and the prospectus relating to the Plan are available from the Universal Corporation Benefits Department. The following summary should be read in conjunction with the aforementioned documents.

GENERAL

The Plan is a defined contribution plan sponsored by Universal Leaf Tobacco Company, Incorporated (the sponsor) for the benefit of certain salaried employees of designated affiliated companies. The Plan as amended and restated on July 1, 1989 is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

After one year of service, employees may elect to contribute 1% to 5% of their total pay (including overtime and bonuses) by means of monthly payroll deductions. Employers match 100% of employee contributions except to the extent that the employer contribution is reduced by forfeitures from withdrawing participants.

Employees may elect to invest in the Universal Corporation Common Stock Fund, Fixed Income Fund or to divide their contributions equally between the two funds. Employers' contributions are invested only in the Universal Corporation Common Stock Fund.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions, the employer's matching contribution and credit from forfeitures and an allocation of the Plan's investment income. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

VESTING

Participants are fully vested in participant contributions and in employer contributions in the event of retirement, disability or death. Otherwise, vesting in the employer contributions occurs according to the following schedule:

                YEARS OF SERVICE            VESTING PERCENTAGE
                       0-4                           0%
                        5                          100%

BENEFITS

Participants who retire or become disabled may receive a distribution in a single lump sum or in annual installments over a period not to exceed ten years.

TERMINATION

While the sponsor has not expressed any intent to terminate the Plan, it is free to do so at any time, subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

LAWYERS TITLE CORPORATION SHARES

During October 1991, each participant elected to either sell or hold all Lawyers Title Corporation shares distributed to them as a dividend from Universal Corporation in conjunction with the spin off of the Lawyers Title subsidiary. Participants continuing to hold Lawyers Title Corporation shares may elect to sell 100% of their holdings as part of their regular semi-annual elections and have the proceeds invested in Universal Corporation Common Stock. No additional investments in Lawyers Title Corporation Common Stock are permitted under the Plan.

Pursuant to an IRS Ruling and applicable Treasury Regulations, participants were required to allocate their tax basis in the Universal Corporation Common Stock held at the time of the distribution between their Universal Corporation Common Stock and Lawyers Title Corporation Common Stock (including any fractional share interest) in proportion to their relative fair market values at that time. Based on the average of the high and low trading prices of Universal Corporation Common Stock and Lawyers Title Corporation Common Stock on October 1, 1991, 95.343 percent of the basis was allocated to Universal Corporation Common Stock and 4.657 percent was allocated to Lawyers Title Corporation Common Stock.

On February 25, 1993, the Board of Directors of Lawyers Title declared a three-for-two stock split on the shares of Lawyers Title's Common Stock. One additional share was issued for every two shares held by shareholders of record at the close of business on April 15, 1993.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENTS

The Plan's investments are held by a bank-administered trust fund. Investments in the Common Stock Funds are carried at market value based upon quotations from the New York Stock Exchange (Universal Corporation Common Stock) or the NASDAQ National Market System (Lawyers Title Corporation Common Stock). Dividends are recorded on the record date, and interest is accrued as earned.

Investments in the Fixed Income Fund consist of a pooled fund of guaranteed investment contracts issued by life insurance companies and managed by the Trustee. The guaranteed investment contracts are valued at cost which approximates market value.

RECLASSIFICATION

Certain amounts in the prior year's financial statements have been reclassified to be reported on a consistent basis with the current year's presentation.

3. RECONCILIATION TO FORM 5500

Amounts allocated to the accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $429,748 in 1993. The reconciliation of the benefits information for Form 5500 and Generally Accepted Accounting Principles (GAAP) reporting purposes is as follows:

                           BENEFITS REPORTED
                          FOR THE YEAR ENDED
                           DECEMBER 31, 1994

As reported on Form 5500     $6,962,906

Benefits accrual at
December 31, 1994                   (0)

Benefits accrual at
December 31, 1993              429,748

GAAP Basis                  $7,392,654

4. CONTRIBUTIONS

Contributions to the Plan by employers and participants for the year ended December 31, l994 were as follows:

                         PARTICIPANTS'     EMPLOYERS'     CREDIT FROM
                        CONTRIBUTIONS    CONTRIBUTIONS    FORFEITURES       TOTAL


1994                    $1,624,143       $1,600,288         $23,822     $3,248,253

                       Employees' Stock Purchase Plan of
                 Universal Leaf Tobacco Company, Incorporated
                      and Designated Affiliated Companies

                   Notes to Financial Statements (continued)



5. INCOME TAXES

The Plan has been determined by the Internal Revenue Service to be qualified under Section 401(a) of the Internal Revenue Code and the related trust to be exempt from taxation under Section 501(a). Continued qualification of the Plan will depend on continued effect in operation under the approved form. Universal Leaf Tobacco Company, Incorporated is not aware of any series of events or course of actions that may have adversely affected the qualified status of the Plan.

Until such time as a participant or his beneficiary withdraws from the Plan, no income tax is payable by the participant on contributions made by his employer on his behalf or interest and dividends added to his account. The income tax ramifications to employees with respect to the Plan are described in the Prospectus covering the Plan which is available to all employees.

6. RELATED PARTY TRANSACTIONS

The administrative expenses of the Plan, which include Trustee's fees $56,753 and $52,517 during the years ended December 31, l994 and 1993, respectively, are paid by Universal Leaf Tobacco Company, Incorporated and are not included in the accompanying financial statements.

Under the provisions of the Plan, shares of Universal Corporation Common Stock may be purchased from employees, including officers, at the closing price on the New York Stock Exchange on the date of purchase. Such purchases amounted to $156,770 and $161,364 during the years ended December 31, l994 and 1993, respectively.

                             SUPPLEMENTAL SCHEDULES

                                  SCHEDULE 1

                    ITEM 27a - SCHEDULE OF ASSETS HELD FOR
                              INVESTMENT PURPOSES

                                                                     SCHEDULE 1



                       Employees' Stock Purchase Plan of
                  Universal Leaf Tobacco Company, Incorporated
                      and Designated Affiliated Companies

           Item 27a - Schedule of Assets Held for Investment Purposes

                               December 31, 1994


                                                                             MARKET
              NAME AND TITLE                                  COST           VALUE

UNIVERSAL CORPORATION COMMON STOCK FUND
  Common stock of Universal Corporation                    $24,354,582    $28,858,630
  Temporary cash investments                                    16,705         16,705
                                                           $24,371,287    $28,875,335

LAWYERS TITLE CORPORATION COMMON STOCK FUND
  Common stock of Lawyers Title Corporation                $   286,918    $   899,546

FIXED INCOME FUND
  Investment in a fund consisting of guaranteed
    investment contracts                                   $   579,105    $   579,105
  Temporary cash investments                                     3,198          3,198
                                                           $   582,303    $   582,303

                                  SCHEDULE 2

                       ITEM 27d - SCHEDULE OF REPORTABLE
                                 TRANSACTIONS

                    EMPLOYEES' STOCK PURCHASE PLAN OF
               UNIVERSAL LEAF TOBACCO COMPANY, INCORPORATED
                   AND DESIGNATED AFFILIATED COMPANIES

              ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                            DECEMBER 31, 1994
                                                                                                             CURRENT
                                                                                                             VALUE OF
             IDENTITY OF                                                PURCHASE    SELLING    COST OF     OF ASSET ON     NET GAIN
           PARTY INVOLVED                   DESCRIPTION                   PRICE      PRICE      ASSET   TRANSACTION DATE   OR (LOSS)


CATEGORY (iii) - SERIES OF
TRANSACTIONS IN EXCESS OF
5% OF PLAN ASSETS

Edwards (A.G.) and Sons, Inc.   Purchased 60,000 shares of Universal   $1,236,300
                                Stock at various prices in a series of
                                28 individual transactions

Davenport and Co. of
Virginia, Inc.                  Purchased 80,461 shares of Universal    1,745,853
                                Stock at various prices in a series of
                                46 individual transactions

Wheat, First Securities, Inc.   Purchased 50,500 shares of Universal    1,031,025
                                Stock at various prices in a series
                                of 30 individual transactions

Signet Trust Co.                Purchased shares of Signet Medalist     4,495,096
                                Money Market Fund II at $1/share
                                through a series of 45 individual
                                transactions

Signet Trust Co.                Sold shares of Signet Medalist Money                 $4,508,037 $4,508,037 $4,508,037          $0
                                Market Fund II at $1/share through a
                                series of 151 individual transactions

